Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction of Organization
Medytox Medical Management Solutions Corp.	Florida
Medytox Institute of Laboratory Medicine, Inc.	Florida
Medical Billing Choices, Inc.	North Carolina
Medytox Diagnostics, Inc.	Florida
Medytox Medical Marketing & Sales, Inc.	Florida
PB Laboratories, LLC	Florida
Biohealth Medical Laboratory, Inc.	Florida
Alethea Laboratories, Inc.	Texas
International Technologies, LLC	New Jersey
Advantage Reference Labs, Inc.	Florida

{26238926;1}